Exhibit (c)(10)

Eagle Preliminary NFL Report Executive Summary June 25, 2004 Confidential Presentation To: Illustrative / For Discussion Purposes Only

Illustrative / For Discussion Purposes Only

Recent Cable Stock Price Performance

Preliminary NFL Report - Executive Summary

The market has taken a conservative view of cable's prospects

- Cable stocks are down on average 13% since the beginning of 2004, compared to a 2% increase in the S&P 500 Index
- The "bear factors" hanging over cable stocks include:
  - RBOC and DBS competition
  - Perception that next CapEx cycle is coming
  - Programming expense growth will continue to pressure margins
  - Decelerating top line and EBITDA growth outlook
  - Arizona overhang
- However, based on Cowboy's projections and other more positive factors, Cowboy appears to be undervalued

Relative Performance


Indexed Price
120%
110%
100%
90%
80%
12/31/03
1/19/04
2/6/04
2/27/04
3/17/04
4/5/04
4/23/04
5/14/04
6/2/04
6/22/04
↑2%
↓13%
↓17%
Cowboy
S&P 500
Cable Index

Source: Lehman Brothers and FactSet.
Cable Index includes Cablevision, Charter, Comcast, Insight, and Mediacom.

LEHMAN BROTHERS

1

The Bull Case For Cable Is Misread By The Market Preliminary NFL Report - Executive Summary Cable ideally positioned to address the residential voice / data / video opportunity through the most cost effective execution of the triple-play strategy Leverage well-known brand while rolling-out new services Package consumer-friendly solution to address everyday entertainment and communication needs State-of-the-art network answers growing capacity needs for the foreseeable future RBOC response is unsophisticated Weak marketing organization Burdened by universal coverage Lesser high-speed data technology Video requires DBS or cost-prohibitive upgrades The triple-play bundle offers immediate (i) consumer benefits and (ii) economics Strong value / pricing proposition without negative impact on margins Significant reduction in churn and SAC No real alternative integrated bundle currently marketed under a single brand Cable is at a FCF inflection point Expanding customer base will allow cable to driver better terms for content and create multiple cross-selling opportunities Advertising opportunity not fully exploited yet, with lower cable CPMs than that of broadcasting Upgrades completed leave only success-based CapEx going forward in a declining CPE cost environment Superior operating cash flow growth compared to other residential communication investment opportunities Despite current negative market sentiment, cable remains an attractive investment opportunity Illustrative / For Discussion Purposes Only 2

Comparison of Alternatives Benefits Considerations Take-Away Alternative Compared to Other Alternatives, a Buy-In Provides Substantial Benefits With Moderate Risk Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary Buy-In Substantial value creation Strong credit profile No additional operating risk Complete control and greater management focus Initially higher leverage / less liquidity No incremental scale Restricts ability to execute strategic options due to lack of public currency Continued but less SEC reporting due to public debt Creates substantial value within reasonable leverage framework and control benefits of private ownership Status Quo Prudent leverage / significant liquidity Execute strategic transactions with public currency Establish clear management incentives (public stock / options) Leave unrealized value in the market Under-levered (tax and leakage) Compliance with public company requirements (reporting, governance, etc.) Ownership thresholds pushed if stock used in strategic deals Need for majority ownership by Eagle limits Cowboy strategic initiatives Conservative risk / return profile Eagle must share upside with minority shareholders Arizona Increased scale Several attractive clusters Ability to utilize Cowboy currency Some synergies Execution risk May require substantial capital for upgrades and rebranding Some systems of questionable quality Significant ownership dilution Process will be highly competitive Timing unclear and will be a highly competitive auction 3

Illustrative / For Discussion Purposes Only

Comparative Analysis

Preliminary NFL Report - Executive Summary

Buy-In Creates Significantly More Value Than Arizona Acquisition

Comparative Statistics – Eagle Parameters

	Status Quo	Cowboy Buy-In	Arizona Merger [1]
Transaction Premium / Multiple	◆ Current market value	◆ 22% premium to Cowboy share price ($38.00) [2]	◆ Up to $4,000 per subscriber ◆ Cowboy stock at market ($31.09)
Key Assumptions	◆ Execution of Base Case business plan with no significant capital structure changes	◆ Net incremental debt of $9.2 billion – $2.0 billion of asset sale possible (Dolphin) ◆ No synergies	◆ $3.5 billion of cash (i.e. consideration mix including 75% of stock) ◆ Sale of Dolphin ($2.0 billion after-tax proceeds) ◆ Annual synergies equal to 5% of Cowboy's programming expense (~$66 mm in 2004)
Pro Forma Ownership	62%	100%	41%
ROIC	18%	23%	15%
Value Creation (Present Value)	N/A	$3.3	($1.9)
Break-Even Point	N/A	$56.00 (80% premium)	$3,325 / subscriber
Pro Forma Total Debt / EBITDA			
2004E	2.7x	5.4x	3.8x
2008E	1.2x	1.7x	1.1x

1. Assumes purchase of 100% of Arizona.
2. Based on $31.09 share price (10-day average as of 6/9/04).

LEHMAN BROTHERS

4

Timing Considerations Cable "bear factors" probably overdone in the public markets, leading to a valuation disconnect between Eagle view and the market Arizona overhang likely to stay until clear buyer emerges from process, the timing of which is uncertain No clear near-term catalysts to change valuation views for the positive Growth prospects for cable remain attractive despite market sentiment Historically low interest rate environment and significant liquidity make financing attractive Eagle can execute the Buy-In at a reasonable premium / valuation Eagle will generate significant free cash flow in the next few years... Cowboy is at an inflection point with respect to free cash flow generation Most critical portion of business plan is within the first two years, for which management has very good visibility ....And can rapidly pay down debt as, over the next 3 years, Eagle is projected to: Generate over $5 billion of free cash flow (pro forma for the Buy-In) Pay-off over half of the debt incurred to finance Buy-In (assuming it pays $38.00 per share) Return to its pre-Buy-In credit ratios We believe that Eagle can execute the Buy-In strategy and retain its investment grade rating by agreeing to sell assets over a certain period of time Now is an attractive time for Eagle to pursue a Buy-In of Cowboy Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary 5

Incremental Value Creation Analysis Incremental Value to Eagle ___________________________ Note: assumes debt financing cost of 5.5% and that Dolphin is retained through the holding period. At $38.00 per Cowboy share, the Buy-In would create incremental value of $3 billion to Eagle, assuming a 100% Buy-In case while maintaining investment grade rating Sensitivity Analysis Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary 6

Transaction Considerations Benefits Ability to generate over $3 billion of incremental Eagle shareholder value Continued ability to delever and return to current leverage levels by 2006 / 2007 Initially higher leverage Decreased liquidity / flexibility for approximately 18 months Increased management focus on operations No public interaction / management of public shareholders Greater operational control No need to comply with independent Directors, requirements under Sarbanes-Oxley Investment in "known" asset No execution / integration risk No incremental scale SEC reporting still necessary given public debt Management and employees would receive approximately $125 million in cash proceeds in Buy-In Lose ability to provide management incentives through public stock and options Lose ability to provide management incentives through public stock and options Not mutually exclusive with other long-term strategic options Limited short-term ability to effect strategic transactions due to lack of public currency Considerations Operational Financial Strategic A 100% buy-in of Cowboy's public shareholders is attractive and warrants careful consideration ^ / Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary 7

Summary Preliminary Conclusions A Buy-In of Cowboy's public shares at $38.00 generates over $3 billion of present value for Eagle Eagle can tap into public debt markets to fully fund a Buy-In of Cowboy's shares Eagle to remain investment grade credit (subject to committing to certain asset sales) In addition to amount borrowed to finance buy-in, Eagle would have $1-2 billion of unutilized, committed liquidity available Currently favorable market conditions provide strong incentive for Eagle to act rapidly Eagle can complete a Tender Offer process in as little as 5 weeks Illustrative Buy-In Summary ___________________________ Note: Eagle and Cowboy projected financial information as per April 22, 2004, Lender Presentation. 1. Premium to 10-day average share price on 6/9/04 ($31.09). Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary 8

Premium Considerations We believe a final offer of up to $38.00 per share, or a 22% premium to Cowboy's 10-day average share price(1), would clear the market A $38.00 share price, or a 22% premium to the 10-day average(1), would be well received by investors Above the 16% - 19% premium range of recent comparable large minority buy-ins 3% higher than the 52-week high reached on January 20, 2004 ($36.95) Comparable buy-in transactions average is 3% below 52-week high 52-week high is also highest price since May 2002 16% higher than the 1 year average ($32.81) $4,133 per subscriber and 11.1x 2004E EBITDA vs. market average of $3,136 and 9.5x, respectively In-line with premium mid-point based on fundamental valuation Cowboy's top public shareholders' concentration may be a factor Top 10 shareholders hold approximately 50% of the float However, Eagle's ability to approach shareholders directly with a fully-financed cash offer is a significant tactical advantage Would need 73% of public shareholders to tender shares to effect a squeeze-out (achieves 90% total shareholder threshold needed) Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary ___________________________ 1. 10-day average share price on 6/9/04 ($31.09). 9

Cowboy Approach Alternatives Negotiated Transaction with Special Committee executed through a Tender Offer is likely best tactical approach Bypass Special Committee entirely and commence direct tender offer Do not approach Cowboy Special Committee prior to announcement Key Take-Aways Contact Cowboy to inform about Buy-In intentions just before public announcement Make public announcement of Buy-In and intention to negotiate with Special Committee prior to launching tender Make no public announcement until deal with Special Committee is reached Negotiate terms privately with Special Committee to receive endorsement prior to launching tender Attractive from negotiating standpoint but perceived as aggressive Would need ~73% of float shares to effect a short-form merger Less aggressive than bypassing Special Committee entirely, but reduces their leverage Establishes marker for public value of stock preventing any leaks from causing run-up during negotiations with Special Committee Easier to back away quietly if no Special Committee support Does not preclude Eagle from pursuing tender at a later stage Limited credit for any run-up in stock price during negotiations Easier to pursue required asset sales prior to signing Steps Strategy Direct Approach To Shareholders Negotiated Approach With Public Announcement Private Negotiation Approach Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary 10

Key Tender Offer Steps A transaction can be consummated in 12 weeks, from initiation to closing Eagle can execute a buy-in of Cowboy in 5 key steps: Obtain Eagle Board approval to engage in transaction Approach Cowboy with a "highly confident" financing commitment and consider making a public announcement Negotiate with Cowboy's Special Committee and attempt to receive endorsement Sign agreement if reached, obtain fully committed financing, and launch tender offer / complete regulatory filings Complete tender process and financing Key tender offer execution considerations include: Failure to get 90% of total company shares outstanding (73% of minority) at an acceptable premium Can then be accomplished through shareholder vote (50% of public float or 81% of total shares) Likely disclosure of financial projections Potential for information leak to drive up share price Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary 11

Start Length End 52-Week Trading Range 28.53 8.42 36.95 0 0.215 0.25 Comparable Company Analysis 28.59 4.45 33.04 0 0.218 0.25 Research Analyst Views 32 11 43 0 0.218 0.25 Base Case Discounted Cash Flow 33.66 11.62 45.28 0 0.218 0.25 Squeeze-Out Transactions > $1.0 bn 33.43 8.6 42.03 0 0.218 0.25 Comparable Transaction Analysis 34.34 10.45 44.79 0 0.218 0.25 Cowboy Summary Valuation Price Per Share Fundamental Valuation Analysis could justify a $38.00 per share value for Cowboy $38.00: 22% Premium EV / LTM Subs: $4,133 EV / 04E EBITDA: 11.1x Illustrative / For Discussion Purposes Only 10-Day Average: $31.09 EV / LTM Subs: $3,449 EV / 04E EBITDA: 9.3x Preliminary NFL Report - Executive Summary 12

Plan of Financing Capacity exists for Eagle to finance buy-in with 100% debt Market Capacity and Pricing - Ba1 / BB+ Corporate Ratings Market Capacity and Pricing - Baa3 / BBB- Corporate Ratings Illustrative / For Discussion Purposes Only ___________________________ Pro forma blended funded interest rate assuming permanent financing structure of $3.8 bn of bank, $2.0 bn bridge, and $3.4 bn of bonds. Pro forma blended funded interest rate assuming permanent financing structure of $4.7 bn of bank and $4.5 bn of bonds. Debt market capacity of $10-$15 billion, depending on credit ratings Current funding cost of 5.50% (investment grade) or 6.75% (high yield) Preliminary NFL Report - Executive Summary 13

Transaction Sources & Uses Summary financing overview - $38.00 Offer Price Financing Overview Cash deal likely to trigger significant proceeds to management and employees of over $125 million ___________________________ Source: Lehman Brothers' estimates. Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary 14

Financing / Leverage Considerations Total Debt Debt Paydown 2003 10.1 0 2004 18.4 0 2005 17.4 1 2006 15.5 2.9 2007 13.1 5.3 2008 9.6 8.8 Pro Forma Debt Profile Assuming no asset sales, debt incurred for buy-in is nearly paid off by 2008 Eagle returns to 2003 type credit ratios within 2-1/4 years By 2007, credit ratios fall well below current levels Debt / EBITDA EBITDA / Net Interest 3.2x 4.4x 5.4x 5.0x 4.4x 3.5x 3.5x 4.4x 2.5x 5.9x 1.7x 8.2x Outstanding Debt Balance Total Repaid Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary 15

Funding / Ratings Considerations Other Buy-In Scenarios for Retaining Investment Grade Ratings Overview Pro Forma Leverage Ratio Analysis Markets can accommodate up to $15 billion of new Cowboy debt in an investment grade financing case Lehman Brothers believes that Cowboy will maintain its Investment Grade rating with YE 2004 Debt / EBITDA of 4.8x pro forma for sale of Dolphin Dolphin likely to generate $2.0 billion in cash proceeds Additional equity may be available from Charger Partnering with Charger would also alleviate $1.3 billion of funding need ___________________________ Includes approximately $0.2 billion in fees and assumed cashed-out options. Based on 2004E EBITDA of $3.4 billion. Illustrative / For Discussion Purposes Only Value Creation Sensitivity Analysis At $38.00 Offer Price Per Share Preliminary NFL Report - Executive Summary 16

Base Case Downside Case Sixth Seventh Eighth 2005 2.8 2.4 1297 466 267 2006 3.3 2.4 1027 1333 303 2007 3.7 2.5 2008 4.2 2.5 Downside Case Credit Impact Despite a 40% reduction in EBITDA by 2008, Eagle returns pre-Buy-In credit ratios at the end of Plan period ___________________________ Source: Cowboys projections and Lehman Brothers' assumptions Cowboy EBITDA Eagle Debt / EBITDA Eagle FCF Eagle Gross Debt Base Case Downside Case Sixth Seventh Eighth 2005 1 0.6 1297 466 267 2006 1.9 1.2 1027 1333 303 2007 2.4 1.4 2008 3.5 2.2 Base Case Downside Case Sixth Seventh Eighth 2005 4.4 5.1 1297 466 267 2006 3.5 4.6 1027 1333 303 2007 2.5 3.8 2008 1.7 3.2 Base Case Downside Case Sixth Seventh Eighth 2005 17.4 17.8 1297 466 267 2006 15.5 16.6 1027 1333 303 2007 13.1 15.2 2008 9.6 13 40% Illustrative / For Discussion Purposes Only 37% Preliminary NFL Report - Executive Summary 17

Financing syndication / execution Closing and funding Summary Timetable and Work Plan Preparation / Approach Negotiation Announcement and Launch Eagle Board approval to initiate process Prepare bid materials Structure and prepare financing package Negotiations with rating agencies Formally approach Cowboy Board with initial bid Announce Tender Offer price to market Closing Respond to any Special Committee requests Revise bid as appropriate Agree and sign definitive agreement if necessary Launch Filings with regulatory authorities Implement relevant public market strategy Recommended Process / Timing Next Steps of Buy-In Using Tender Offer 4 weeks 2 weeks 4 weeks 2 weeks Total 12 weeks Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary Tender Process (From Launch To Close) 5 weeks 18

Recommendation Summary Preliminary NFL Report - Executive Summary Illustrative / For Discussion Purposes Only Buy-in of Cowboy is the most attractive strategic alternative Eagle can pursue to generate significant additional value We believe that Eagle can retain its investment grade ratings and return to significant financial flexibility in a very short time period Our recommendation is to approach the Cowboy Board simultaneously with a public announcement of Eagle's offer to purchase Cowboy's minority shares Prevents stock price run-up during confidential negotiations and establishes valuation marker Launch of tender offer can wait until Special Committee favorably responds or negotiations stagnate Provides Eagle with significant negotiating leverage but is not viewed as completely coercive An offer of $38.00 is likely to be accepted; however, we recommend an initial offer below $38.00 since we expect that our offer will need to be increased If Cowboy's stock price goes below $30, we believe that a lower share price offer could work (implies a premium greater than 22%) Eagle should consider approaching rating agencies on a confidential basis to receive indication of pro forma credit rating and address any rating agencies concerns prior to launching Recommend that Eagle proceed with the Buy-In as soon as possible given favorable financing environment, depressed value of Cowboy stock (versus perception of fair value) and expectation of near-term free cash flow generation 19

Next Steps Overview of Main Transaction Materials to Kick-Off Buy-In The Eagle transaction team and its advisors need to complete the following key tasks: Prepare Board presentation Prepare rating agency presentation Hire public relations firm Prepare financing syndicate materials / presentations Draft legal documentation Tender offer documents Regulatory filings Merger agreement Prepare final materials to approach Cowboy Offer letter Presentation to Special Committee Announcement press release Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary 20

Appendix - Cowboy Trading History 1/20/04 - 52-Week Intraday High at $36.95 Illustrative / For Discussion Purposes Only Preliminary NFL Report - Executive Summary 21